Exhibit 99.3

Archer awarded contract extension by Shell in the North Sea
28|10|2011|   by Archer

Aberdeen, 27 October 2011- Global oil service company Archer has secured a contract to continue providing drilling, maintenance and engineering services on the Nelson platform and four additional platforms in the Brent field. The agreement with Shell U.K. Limited will extend Archer’s service provision until 2013.

Archer has been the incumbent provider of these services on the Brent Alpha, Bravo, Charlie, Delta, and Nelson platforms since 2004. The current contract is due to expire in 2012, and has been extended for one year.

Commenting on the award, Archer’s Chief Operating Officer, Thorleif Egeli said, “We are very pleased with this contract extension because it reflects the strength of our business relationship with Shell and our on-going commitment as the leading provider of platform drilling, maintenance and engineering services in the North Sea”.

Currently, over 180 of Archer’s drilling crew, maintenance and engineering personnel are based on the Nelson and Brent field platforms, providing both the contracted oilfield services and additional operational support. To facilitate the expanding service provision, Archer plan to add a minimum of 40 additional personnel to their Brent field operations during 2012.